                                                                      EXHIBIT 64

                                                                 [INTEROIL LOGO]

MEDIA RELEASE

Date: 7th February 2003

INTEROIL CORPORATION ANNOUNCES COMPLETION OF C$11,860,000 (A$13,220,000) PRIVATE
                           PLACEMENT OF COMMON SHARES

Houston, Texas USA: INTEROIL CORPORATION (IOC:ASX / POMSOX) (IOL:TSX-V) a Canadian company with corporate headquarters in The Woodlands, TX, announces today that it has raised C$11,859,375 (A$13,222,359) through a private placement of 862,500 Common Shares of InterOil at a price of C$13.75 per Common Share (A$1.53 per CDI). The placement was led by a syndicate co-managed by Westwind Partners Inc. and Jennings Capital Inc. and included Peters & Co. Limited and Canaccord Capital Corporation. These shares will be subject to a four-month hold period.

The proceeds received from the private placement will be used to fund exploration drilling of a multi-well drilling program in Papua New Guinea, starting with the Moose Prospect, and for general corporate purposes.

Chief Executive Officer Phil Mulacek said, "The closing of an over-subscribed transaction confirms the confidence the market has in the Company. This equity financing allows the Company to execute the stated exploration program, commencing immediately. This closing is enhanced by Papua New Guinea's hydrocarbon potential and the recent tax improvements, which make Papua New Guinea one of the worlds most attractive tax regimes for hydrocarbon development."

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The 32,500 barrel per day refinery is currently under construction in Papua New Guinea and is scheduled to be producing product by year-end 2003. The majority of product from the refinery is secured by contracts valued by the Company at approximately US$1.4 billion with Shell Overseas Holdings Ltd and the PNG Government. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. The primary debt for the refinery is through a US$85 million loan by the Overseas Private Investment Corporation, "OPIC", an agency of the US Government. In addition to the refinery and retail assets, InterOil has recently announced the largest exploration program in Papua New Guinea history by a single company. The multi-well drilling program is scheduled to begin in the first quarter, 2003.

INTEROIL'S COMMON SHARES ARE TRADED ON THE AUSTRALIAN STOCK EXCHANGE IN CHESS DEPOSITARY INTERESTS "CDI", IN AUSTRALIAN DOLLARS UNDER THE SYMBOL IOC. THE CDI'S TRADE ON THE AUSTRALIAN STOCK EXCHANGE, ASX, AND TRADE ON A 10:1 BASIS TO COMMON SHARES. THE COMMON SHARES TRADE IN CANADA IN CANADIAN DOLLARS ON THE TSX VENTURE EXCHANGE UNDER THE SYMBOL IOL. INTEROIL CORPORATION SHARES ALSO TRADE ON THE PORT MORESBY STOCK EXCHANGE IN PAPUA New GUINEA IN THE LOCAL CURRENCY (KINA) UNDER THE SYMBOL IOC. FOR MORE INFORMATION PLEASE SEE THE INTEROIL WEBSITE AT: www.interoil.com.

FOR FURTHER INFORMATION:

Mr Phil Mulacek
Chairman & CEO
InterOil Corporation
25025 I-45 North
The Woodlands, Texas 77380
Telephone: +1 281 292 1800
Facsimile: +1 281 292 0888

Mr. Anesti Dermedgoglou
Vice President, Investor Relations
InterOil Corporation
Level 2, Suite 2, 79 Abbott Street
Cairns, Qld, 4870 Australia
Telephone: +61 7 4046 4600
Facsimile: +61 7 4031 4565

Mr Christian Vinson
Director
InterOil Limited
PO Box 1971, Port Moresby, NCD
Papua New Guinea
Telephone: +675 320 2600
Facsimile: +675 320 2601